Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA EDGAR & email

June 22, 2020

Alberto H. Zapata, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:            Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-239288  Lincoln Investor Advantage® Advisory Choice

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), attached is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Investor Advantage® Advisory Choice.  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on June 19, 2020. We anticipate a September 4, 2020 effective date.

Lincoln Investor Advantage® Advisory Choice (the “Choice Contract”) is in many respects similar to a certain individual variable annuity contract issued by Lincoln through the Account (specifically, Lincoln Investor Advantage® Advisory; File No. 333-212682) (the “Advisory Contract”).  The registration statement for the Advisory Contract was previously reviewed within the Division of Investment Management. The attached copies of the prospectus and Statement of Additional Information for the Choice Contract have been marked to show the differences between the Choice Contract and the Advisory Contract.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.
The material differences that are reflected in the Registration Statement are as follows:

1.	Both Contracts offer identical investment options, except that the Invesco V.I. Equally Weighted S&P 500 Fund is not offered in the Choice Contract.
2.	The Choice Contract does not offer the large account credit that is offered under the Advisory Contract.
3.
The Choice Contract has a $20 monthly account fee and a mortality & expense risk charge of 0.00% for the Contract Value death benefit. The Advisory Contract has a $50 annual account fee and a mortality & expense risk charge of 0.10% for the Contract Value death benefit.

4.
The Choice Contracts may limit a contract owner’s investment options once the contract is annuitized. This option will not be implemented at product launch, but possibly at some point in the future.  The Advisory Contracts do not include this limitation.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-2832.  Thank you for your assistance.

Sincerely,
/s/ Nadine Rosin
Nadine Rosin